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                          March 4, 2022

       Smital Shah
       Chief Business and Financial Officer
       ProQR Therapeutics N.V.
       Zernikedreef 9
       2333 CK Leiden
       The Netherlands

                                                        Re: ProQR Therapeutics
N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed March 1, 2022
                                                            File No. 333-263166

       Dear Ms. Shah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Xu, Esq.